99.1
Genmab Announces Financial Results for the First Quarter of 2025

May 8, 2025 Copenhagen, Denmark;
Interim Report for the First Quarter Ended March 31, 2025

Highlights
•EPKINLY® (epcoritamab) approved by the Japan Ministry of Health, Labour and Welfare (MHLW) for additional indication as a treatment for relapsed or refractory follicular lymphoma (FL)
•Rinatabart sesutecan (Rina-S®) continues to show encouraging antitumor activity in patients with advanced ovarian cancer in data presented at the 2025 Society of Gynecologic Oncology Annual Meeting on Women’s Cancer® (SGO)
•Tivdak® (tisotumab vedotin) approved by the Japan MHLW and by the European Commission (EC) as the first and only antibody-drug conjugate (ADC) approved in both Japan and the European Union (EU) for the treatment of recurrent or metastatic cervical cancer after prior therapy
•Genmab revenue increased 19% compared to the first quarter of 2024, to $715 million

“Our commitment to advancing our late-stage programs was reflected in the progress we made in the first quarter of the year. Both EPKINLY and Tivdak expanded their reach with approvals in additional territories and the updated Rina-S data presented at SGO reinforces its potential as a treatment option for patients with advanced ovarian cancer,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Quarter of 2025
•Revenue was $715 million for the first three months of 2025 compared to $603 million for the first three months of 2024. The increase of $112 million, or 19%, was primarily driven by higher DARZALEX® and Kesimpta® royalties achieved under our collaborations with Johnson & Johnson (J&J) and Novartis Pharma AG (Novartis), respectively, and EPKINLY net product sales.
•Royalty revenue was $589 million in the first three months of 2025 compared to $452 million in the first three months of 2024, an increase of $137 million, or 30%. The increase in royalties was driven by higher net sales of DARZALEX and Kesimpta.
•Net sales of DARZALEX (daratumumab), including sales of the subcutaneous (SC) product (daratumumab and hyaluronidase-fihj, sold under the tradename DARZALEX FASPRO® in the U.S.) by J&J were $3,237 million in the first three months of 2025 compared to $2,692 million in the first three months of 2024, an increase of $545 million or 20%.
•Total costs and operating expenses were $527 million in the first three months of 2025 compared to $487 million in the first three months of 2024. The increase of $40 million, or 8%, was driven by the expansion of our product pipeline, including Rina-S, the continued development of Genmab’s broader organizational capabilities as well as profit-sharing amounts payable to AbbVie Inc. (AbbVie) related to EPKINLY sales.
•Operating profit was $188 million in the first three months of 2025 compared to $116 million in the first three months of 2024.
•Net financial items resulted in income of $56 million for the first three months of 2025 compared to $133 million in the first three months of 2024. The decrease was primarily due to a decrease in foreign exchange impacts driven by the change in functional currency of Genmab A/S on January 1, 2025.

Outlook
Genmab is maintaining its 2025 financial guidance published on February 12, 2025.

Other Matters
Both the functional currency of the Genmab A/S legal entity and the presentation currency of the condensed consolidated financials statements have been changed from DKK to USD effective January 1, 2025. The change in functional currency has been implemented with prospective effect. The change in presentation currency has been implemented with retrospective effect. Comparative figures for prior periods have been restated accordingly.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 1/38 CVR no. 2102 3884

Genmab Announces Financial Results for the First Quarter of 2024
Conference Call
Genmab will hold a conference call to discuss the results for the first quarter of 2025 today, Thursday, May 8, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call please use the below registration link. Registered participants will receive an email with a link to access dial-in information as well as a unique personal PIN: https://register.vevent.com/register/BI2b36f53f97c64ad190f5eaa552875059. A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investor-relations.

Contact
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 2/38 CVR no. 2102 3884

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Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 3/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

CONSOLIDATED KEY FIGURES

(USD million, unless otherwise indicated)	Three Months Ended March 31,		Full Year
Income Statement	2025	2024	2024
Revenue	$715	$603	$3,121
Cost of product sales	(42)	(27)	(143)
Research and Development expenses	(359)	(335)	(1,414)
Selling, general and administrative expenses	(126)	(125)	(560)
Acquisition and integration related charges	—	—	(32)
Total costs and operating expenses	(527)	(487)	(2,149)
Operating profit	188	116	972
Net financial items	56	133	354
Net profit	$195	$192	$1,133

Balance Sheet
Marketable securities	$1,607	$2,163	$1,574
Cash and cash equivalents	1,619	2,127	1,380
Total non-current assets	2,549	335	2,514
Total assets	6,586	5,319	6,414
Shareholders' equity	5,296	4,713	5,137
Share capital	$10	$10	$10

Cash Flow Statement
Net cash provided by operating activities	$287	$219	$1,126
Net cash (used in) investing activities	(43)	(210)	(1,447)
Net cash (used in) financing activities	(13)	(85)	(566)
Investment in intangible assets	(18)	—	(17)
Investment in tangible assets	$(12)	$(4)	$(27)

Financial Ratios and Other Information
Basic net profit per share	$3.06	$2.96	$17.74
Diluted net profit per share	$3.05	$2.94	$17.61
Period-end share market price (DKK per share)	1,340	2,084	1,493
Price / book value	$2.53	$4.42	$2.91
Shareholders' equity per share	$529.60	$471.30	$513.70
Equity ratio	80%	89%	80%
Shares outstanding	66,197,244	66,122,964	66,187,186
Average number of employees (FTE*)	2,669	2,266	2,535
Number of employees (FTE) at the end of the period	2,638	2,286	2,682
*Full-time equivalent or team members

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 4/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

2025 FULL YEAR OUTLOOK

(USD million)	2025 Guidance	2025 Guidance Mid-Point
Revenue	$3,340 - $3,660	$3,500
Royalties	2,785 - 3,015	2,900
Net product sales/Collaboration revenue*	415 - 460	438
Milestones/Reimbursement revenue	140 - 185	162
Gross profit**	3,120 - 3,420	3,270
Operating expenses**	(2,055) - (2,225)	(2,140)
Operating profit	$895 - $1,365	$1,130
*Net Product Sales and Collaboration Revenue consists of EPKINLY Net Product Sales in the U.S. and Japan and Tivdak (Genmab’s share of net profits) in the U.S.
**Operating Expenses Range excludes Cost of Product Sales Range, which is included in Gross Profit Range
Genmab is maintaining its 2025 financial guidance published February 12, 2025.
Revenue
Genmab expects its 2025 revenue to be in the range of $3.3 - 3.7 billion. Genmab’s projected revenue growth for 2025 is driven by higher royalties, net product sales and collaboration revenue. Royalty growth relates mainly to DARZALEX and Kesimpta net sales growth. Net product sales and collaboration revenue growth is driven by strong performance for both EPKINLY and Tivdak. Net product sales and collaboration revenue consists of EPKINLY net product sales in the U.S. and Japan, and Tivdak (50% gross profit share).
Genmab’s projected revenue for 2025 primarily consists of DARZALEX royalties of approximately $2.2 billion at the midpoint. Such royalties are based on estimated DARZALEX 2025 net sales of $12.6–13.4 billion. DARZALEX royalties are partly offset by Genmab’s share of J&J’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with SC net sales as well as royalty reduction in countries and territories where there is no Genmab patent coverage. The remainder of Genmab’s revenue consists of royalties from Kesimpta, TEPEZZA®, RYBREVANT®, TECVAYLI®, TALVEY® and TEPKINLY®, net product sales and collaboration revenue from EPKINLY and Tivdak, reimbursement revenue and milestones
Operating Expenses
Genmab anticipates its 2025 operating expenses to be in the range of $2.1 - 2.2 billion.
Operating Profit
Genmab expects its 2025 operating profit to be in the range of $0.9 - 1.4 billion.
Outlook: Risks and Assumptions
In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, DARZALEX FASPRO, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates The financial guidance assumes that no significant new agreements are entered into during the remainder of 2025 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report for matters that may cause Genmab’s actual results to differ materially from 2025 Guidance.
The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and EPKINLY/TEPKINLY, and on the net sales of DARZALEX, Kesimpta, TEPEZZA,

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RYBREVANT, TECVAYLI and TALVEY by Genmab’s collaboration partners and on Genmab’s royalties, collaboration revenue and milestone revenue therefrom.
PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST QUARTER OF 2025
At the end of the first three months of 2025, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of over 10 antibody products in clinical development. These include Genmab’s approved medicines, Tivdak, which Genmab is co-developing globally and co-promoting in the U.S. in collaboration with Pfizer Inc. (Pfizer), and EPKINLY/TEPKINLY, which Genmab is co-developing and co-commercializing in the U.S. and Japan in collaboration with AbbVie. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including six approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline includes multiple preclinical programs. An overview of the development status of our approved medicines and each of our investigational medicines is provided in the following section, including updates for the first quarter of 2025. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen A/S (Nasdaq Copenhagen) stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (U.S. SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of this report and is not incorporated by reference herein.
Genmab Proprietary Products1
Approved Medicines

Approved Product	Target	Developed By	Disease Indication[2]
EPKINLY (epcoritamab-bysp, epcoritamab) TEPKINLY (epcoritamab)	CD3xCD20	Co-development Genmab/AbbVie Inc. (AbbVie)
Approved in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) after two or more lines of systemic therapy and in Japan for adult patients with certain types of relapsed or refractory large B-cell lymphoma (LBCL) after two or more lines of systemic therapy

Approved in multiple territories including the U.S., Europe and Japan for adult patients with relapsed or refractory FL after two or more lines of systemic therapy
Tivdak (tisotumab vedotin-tftv, tisotumab vedotin)	Tissue factor (TF)	Co-development Genmab/Pfizer	Approved in the U.S., Europe and Japan for adult patients with recurrent/metastatic cervical cancer with disease progression on or after chemotherapy
1Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2Refer to relevant local prescribing information for precise indication and safety information.

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Pipeline, Including Further Development for Approved Medicines

Product	Developed By	Target(s)	Technology	Disease Indications	Most Advanced Development Phase
					Preclinical	1	2	3
Epcoritamab	Co-development Genmab / AbbVie	CD3, CD20	DuoBody®	Relapsed/refractory DLBCL

Relapsed/refractory FL

First line DLBCL

First line FL

B-cell non-Hodgkin lymphoma (NHL)

Relapsed/refractory chronic lymphocytic leukemia (CLL) & Richter's Syndrome
Aggressive mature B-cell neoplasms in pediatric patients
Tisotumab vedotin	Co-development Genmab / Pfizer	TF	Antibody-drug conjugate (ADC)	Solid tumors
Acasunlimab (GEN1046)	Genmab	programmed death ligand 1 (PD-L1), 4-1BB	DuoBody	non-small cell lung cancer (NSCLC)
Solid tumors

Rinatabart Sesutecan (Rina-S, PRO1184)	Genmab	Folate receptor alpha (FRα)	ADC	Platinum resistant ovarian cancer (PROC)

Solid tumors

GEN1042 (BNT312)	Co-development Genmab / BioNTech SE (BioNTech)	CD40, 4-1BB	DuoBody	Solid tumors
GEN1059 (BNT314)	Co-development Genmab / BioNTech	Epithelial cell adhesion molecule (EpCAM), 4-1BB	DuoBody	Solid tumors

GEN1055 (BNT315)	Co-development Genmab / BioNTech	OX40	HexaBody	Solid tumors
GEN1160 (PRO1160)	Genmab	CD70	ADC	Advanced solid and liquid tumors
GEN1107 (PRO1107)	Genmab	Protein tyrosine kinase 7 (PTK7)	ADC	Advanced solid tumors
GEN1057	Genmab	Fibroblast activation protein alpha (FAPα), death receptor 4 (DR4)	DuoBody	Malignant solid tumors

GEN1286 (PRO1286)	Genmab	epidermal growth factor receptor (EGFR), cellular-mesenchymal epithelial transition factor receptor tyrosine kinase (cMET)	ADC	Advanced solid tumors

EPKINLY/TEPKINLY (epcoritamab) – the only bispecific antibody approved with a dual indication for the treatment of certain B-cell malignancies in the U.S., Europe and Japan
•Epcoritamab (approved as EPKINLY and TEPKINLY) has received regulatory approvals in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy, and in Japan for adult patients with certain types of relapsed or refractory LBCL after two or more lines of systemic therapy
•EPKINLY/TEPKINLY has also been approved in multiple territories including the U.S., Japan and Europe for the treatment of adults with relapsed or refractory FL after two or more lines of systemic therapy
•Multiple clinical trials are ongoing across different settings and histologies, including five Phase 3 trials, with more trials in planning
•SC bispecific antibody targeting CD3 and CD20, created using Genmab’s DuoBody technology platform
•Co-developed and co-commercialized in collaboration with AbbVie
Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-

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cells. Genmab used technology licensed from Medarex Inc. (Medarex) to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is marketed as EPKINLY in the U.S., Japan, and other regions, and as TEPKINLY in Europe and other regions. See local prescribing information for specific indications and safety information. In 2020, Genmab entered into a collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies share commercialization responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization.
Genmab records sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining global sales outside of these territories, subject to certain royalty reductions. The companies have a broad clinical development program for epcoritamab including five ongoing Phase 3 trials and additional trials in planning. Please consult the U.S. Prescribing Information for EPKINLY and the European Summary of Product Characteristics for TEPKINLY for the labeled indication and safety information.
First Quarter 2025 Updates
•January: The Japan MHLW approved EPKINLY (epcoritamab) for the treatment of patients with relapsed or refractory FL who have received two or more lines of therapy.
•February: Epcoritamab-bysp in combination with gemcitabine and oxaliplatin (GemOx) was added to the National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for “B-cell Lymphomas” (Version 2.2025) for second-line patients with DLBCL who are ineligible for transplant as a Category 2A, preferred regimen.

Tivdak (tisotumab vedotin) – First and only ADC for recurrent or metastatic cervical cancer in the U.S., Europe and Japan
•An ADC directed to TF, a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
•Tisotumab vedotin, approved as Tivdak, is the first and only ADC approved in the U.S., Europe and Japan for the treatment of recurrent or metastatic cervical cancer after prior therapy.
•It is the only ADC with demonstrated overall survival data in this setting compared to chemotherapy
•Co-developed globally and co-promoted in the U.S. in collaboration with Pfizer
Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Pfizer’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin, marketed as Tivdak, is the first and only ADC approved for the treatment of adult patients with recurrent or metastatic cervical cancer after prior therapy in the U.S., Europe and Japan. Tisotumab vedotin is being co-developed by Genmab and Pfizer. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial operational activities in Japan. Pfizer is leading commercial operational activities in the U.S. and will lead commercial operational activities in China once approved in connection with the sublicense of its rights to develop and commercialize tisotumab vedotin in China to Zai Lab. In the U.S. market there is a 50:50 profit split. Effective January 1, 2025, Genmab and Pfizer agreed to amend the License and Collaboration Agreement and the Joint Commercialization Agreement for Tivdak, assigning Genmab sole responsibility for the development and commercialization of Tivdak for second line plus recurrent or metastatic cervical cancer in Europe and all other regions globally, excluding the United States and the China region. Genmab will record sales for Europe, Japan and rest of world markets (excluding the United States and the China region), and will provide royalties to Pfizer on net sales in the low teens. The companies have joint decision-making power on the worldwide development and commercialization strategy for Tivdak. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Tivdak.

First Quarter 2025 Updates
•January: Genmab and Pfizer agreed to amend the License and Collaboration Agreement and the Joint Commercialization Agreement for Tivdak, assigning Genmab sole responsibility for the development

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and commercialization of Tivdak for second line plus recurrent or metastatic cervical cancer in Europe and all other regions globally, excluding the United States and the China region.
•March: The Japan MHLW approved Tivdak (tisotumab vedotin) for the treatment of advanced or recurrent cervical cancer that has progressed on or after cancer chemotherapy. Tivdak is the first and only ADC to be approved for people living with cervical cancer in Japan.
•March: The EC granted marketing authorization for Tivdak (tisotumab vedotin) as monotherapy treatment for adult patients with recurrent or metastatic cervical cancer with disease progression on or after systemic therapy. Tivdak is the first and only ADC to be granted EU marketing authorization for people living with recurrent or metastatic cervical cancer.
Acasunlimab (GEN1046) – Bispecific next-generation immunotherapy
•Bispecific antibody targeting PD-L1 and 4-1BB, created using Genmab’s DuoBody technology platform
•A Phase 3 trial (NCT06635824, ABBIL1TY NSCLC-06) in NSCLC is recruiting

Acasunlimab (GEN1046, DuoBody-PD-L1x4-1BB) is a proprietary bispecific antibody, created using Genmab’s DuoBody technology platform. Originally developed in collaboration with BioNTech, in 2024 Genmab assumed sole responsibility for the continued development and potential commercialization of acasunlimab. The program will be subject to payment of certain milestones and a tiered single-digit royalty on net sales by Genmab to BioNTech. Acasunlimab is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. A Phase 3 trial of acasunlimab in combination with pembrolizumab compared to docetaxel in CPI-experienced, PD-L1 positive metastatic NSCLC is recruiting.

Rinatabart Sesutecan (Rina-S, GEN1184) – Potential best-in-class FRα-targeted topoisomerase I (TOPO1) ADC
•FRα-targeted TOPO1 ADC being evaluated for potential treatment of FRα-expressing cancers
•Phase 3 clinical trial (NCT06619236) in PROC is recruiting
Rina-S is a novel FRα-targeted TOPO1 ADC being evaluated for the potential treatment of ovarian cancer and other FRα-expressing cancers. Dose escalation data suggests that Rina-S has robust single agent activity in various cancers across a broad range of FRα expression levels. In January 2024, Rina-S was granted Fast Track Designation by the U.S. Food and Drug Administration (U.S. FDA) for the treatment of FRα-expressing high-grade serous or endometrioid PROC. A Phase 3 trial in second line plus platinum PROC is recruiting.
First Quarter 2025 Update
•March: Data from the Phase 2 RAINFOL™-01 trial (NCT05579366, B1 cohort) was presented during an oral presentation at the 2025 Society of Gynecologic Oncology Annual Meeting on Women’s Cancer®. Results showed that Rina-S 120 mg/m2 every 3 weeks resulted in a confirmed objective response rate of 55.6% (95% CI: 30.8-78.5) in heavily pre-treated ovarian cancer patients regardless of FRα expression levels. With a median on-study follow-up of 48 weeks, 1 out of 10 patients experienced disease progression and the median duration of response was not reached (95% CI: 40.14-NR).
GEN1042 (BNT312) – Potential first-in-class bispecific agonistic antibody
•Bispecific antibody targeting CD40 and 4-1BB, created using Genmab’s DuoBody technology platform
•Multiple clinical trials in solid tumors ongoing
•Co-developed in collaboration with BioNTech
GEN1042 (DuoBody-CD40x4-1BB, BNT312) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1042

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on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance activation of both dendritic cells and antigen-dependent T-cells. Three clinical trials of GEN1042 in solid tumors are ongoing.
GEN1059 (BNT314) – Bispecific antibody with potential in solid tumors
•Bispecific antibody targeting EpCAM and 4-1BB, created using Genmab’s DuoBody technology platform
•Phase 1/2 clinical trial (NCT06150183) in solid tumors is recruiting
•Co-developed in collaboration with BioNTech
GEN1059 (DuoBody-EpCAMx4-1BB, BNT314), jointly owned by Genmab and BioNTech and created using Genmab’s DuoBody technology platform, is a bispecific antibody aimed at boosting antitumor immune responses through EpCAM-dependent 4-1BB agonistic activity. GEN1059 is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1059 on a 50:50 basis. A Phase 1/2 clinical trial of GEN1059 in solid tumors is recruiting.
GEN1055 (BNT315) – HexaBody-based antibody with potential in solid tumors
•Antibody targeting OX40, created using Genmab’s HexaBody technology platform
•Phase 1/2 clinical trial (NCT06391775) in malignant solid tumors
•Co-developed in collaboration with BioNTech
GEN1055 (HexaBody-OX40, BNT315), jointly owned by Genmab and BioNTech and created using Genmab’s HexaBody technology platform, is an immune-modulating OX40 agonist antibody designed to promote immunity by enhancing T-cell responses through FcγR-independent OX40 clustering on T cells. GEN1055 is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1055 on a 50:50 basis.

GEN1160 – ADC with potential in both solid tumors and hematological malignancies
•CD70-targeted ADC being evaluated in advanced solid and liquid tumors
•Phase 1/2 clinical trial (NCT05721222) in advanced solid and liquid tumors is recruiting
GEN1160 is a CD70-targeted ADC. CD70 is a protein expressed on both solid tumors and hematological malignancies. A Phase 1/2 clinical study of GEN1160 in advanced renal cell carcinoma, nasopharyngeal carcinoma and NHL is recruiting.
GEN1107 – ADC with potential in solid tumors
•PTK7-targeted ADC being evaluated in advanced solid tumors
•Phase 1/2 clinical trial (NCT06171789) in advanced solid tumors is recruiting
GEN1107 is a PTK7-targeted ADC. PTK7 is a clinically validated ADC target with broad solid tumor expression, particularly in tumor-initiating cells. A Phase 1/2 clinical study of GEN1107 in advanced solid tumors is recruiting.
GEN1057 – Bispecific antibody with potential in solid tumors
•Bispecific antibody targeting FAPα and DR4, created using Genmab’s DuoBody technology platform
•Phase 1/2 clinical trial (NCT06573294) in malignant solid tumors is recruiting
GEN1057 (DuoBody-FAPαxDR4) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. GEN1057 is designed for the conditional DR4 transactivation-mediated tumor cell killing by crosslinking FAPα expression on cancer-associated fibroplasts with DR4 expressed on tumor cells. A Phase 1/2 clinical trial of GEN1057 in malignant solid tumors is recruiting.

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GEN1286 – ADC with potential in solid tumors
•ADC that targets EGFR and cMet being evaluated in advanced solid tumors
•Phase 1/2 clinical trial (NCT06685068) in advanced solid tumors is recruiting
GEN1286 is an ADC targeting EGFR and cMet, two validated cancer targets. A Phase 1/2 clinical study of GEN1286 in advanced solid tumors is recruiting.

GEN3014 – HexaBody-based investigational medicine with potential in hematological malignancies
•Antibody targeting CD38, created using Genmab’s HexaBody technology platform
•Developed in an exclusive worldwide license and option agreement with J&J
•In March 2025 J&J decided that it would not exercise its option to receive a worldwide license to develop, manufacture and commercialize GEN3014
•Genmab will not pursue further clinical development of GEN3014

GEN3014 (HexaBody-CD38) is a human CD38 monoclonal antibody-based investigational medicine created using Genmab’s HexaBody technology platform. GEN3014 is a second generation CD38-targeting lgG1 antibody with a hexamerization-enhancing modification. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with J&J to develop and commercialize GEN3014. In March 2025 J&J decided that it would not exercise its option to receive a worldwide license to develop, manufacture and commercialize GEN3014. While the initial GEN3014 clinical data is promising and showed robust clinical efficacy, following a thorough evaluation of the data, the market landscape, and Genmab’s rigorous portfolio prioritization, Genmab will not pursue further clinical development of GEN3014.
Preclinical Programs
•Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies
•Multiple new Investigational New Drug (IND) applications expected to be submitted over the coming years
•Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline
Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform, bispecific antibodies created with our DuoBody technology platform and ADCs created with our ADC technology platforms. We are also collaborating with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are conducted in cooperation with our collaboration partners.
Programs Incorporating Genmab’s Innovation and Technology1
In addition to Genmab’s own pipeline of investigational medicines and preclinical pipeline candidates, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform.
The information in this section includes those therapies that have been approved by regulatory agencies in certain territories. Under the agreements for these medicines Genmab is entitled to certain potential milestones and royalties.

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Approved Medicines

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s)[2]
DARZALEX (daratumumab)/ DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	J&J (Royalties to Genmab on global net sales)	Multiple myeloma Light-chain (AL) Amyloidosis
Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on global net sales)	Relapsing multiple sclerosis (RMS)
TEPEZZA (teprotumumab-trbw)	Amgen Inc. (Amgen) (under sublicense from Roche, royalties to Genmab on global net sales)	Thyroid Eye Disease (TED)
RYBREVANT (amivantamab/amivantamab-vmjw)	J&J (Royalties to Genmab on global net sales)	Advanced NSCLC with certain epidermal growth factor receptor (EGFR) mutations
TECVAYLI (teclistamab/teclistamab-cqyv)	J&J (Royalties to Genmab on global net sales)	Relapsed and refractory multiple myeloma
TALVEY (talquetamab/talquetamab-tgvs)	J&J (Royalties to Genmab on global net sales)	Relapsed and refractory multiple myeloma
1Approved and investigational medicines created by Genmab or created by collaboration partners leveraging Genmab’s DuoBody technology platform, under development, and where relevant, commercialized by a third party.
2See local prescribing information for precise indication and safety information.
Pipeline, Including Further Development for Approved Medicines, ≥ Phase 2 Development

Product	Technology	Discovered and/or Developed By	Disease Indications	Most Advanced Development Phase
				Preclinical	1	2	3
Daratumumab	UltiMAb*	J&J	Multiple myeloma

AL Amyloidosis

Teprotumumab	UltiMAb	Amgen	TED

Amivantamab	DuoBody	J&J	NSCLC

Advanced or metastatic colorectal cancer
Recurrent/metastatic head and neck cancer
Teclistamab	DuoBody	J&J	Multiple myeloma

Talquetamab	DuoBody	J&J	Multiple myeloma
Amlenetug (Lu AF82422)	UltiMAb	Lundbeck	Multiple system atrophy
Inclacumab	UltiMAb	Pfizer	Vaso-occlusive crises in sickle cell disease
Mim8	DuoBody	Novo Nordisk	Hemophilia A
*UltiMAb transgenic mouse technology licensed from Medarex, a wholly owned subsidiary of Bristol-Myers Squibb.
DARZALEX (daratumumab) – Redefining the treatment of multiple myeloma
•First-in-class human CD38 monoclonal antibody
•Developed and commercialized by J&J under an exclusive worldwide license from Genmab
•Intravenous (IV) formulation approved in combination with other therapies and as monotherapy for certain multiple myeloma indications
•First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO in the U.S., and DARZALEX SC in Europe

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•SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe, and Japan
•Net sales of DARZALEX by J&J were $3,237 million in the first three months of 2025
Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed and commercialized by J&J under an exclusive worldwide license from Genmab. Under the terms of the agreement, Genmab receives royalties between 12% and 20% with J&J reducing such royalty payments for Genmab’s share of J&J’s royalty payments made to Halozyme; payments are further reduced in countries and territories where there are no relevant patents. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis. Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.
Kesimpta (ofatumumab) – Approved for the treatment of RMS
•Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
•Approved in multiple territories including the U.S., Europe and Japan for the treatment of RMS in adults
•First B-cell therapy that can be self-administered by patients using the Sensoready® autoinjector pen
Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe, and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab receives a 10% royalty on net sales of Kesimpta, and Genmab pays a low-single digit royalty to Medarex based on Kesimpta sales. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.
TEPEZZA (teprotumumab) – First U.S. FDA-approved medicine for the treatment of TED
•Developed and commercialized by Amgen for the treatment of TED
•First and only approved medicine for the treatment of TED in the U.S. and Japan
•Regulatory approval pending in Europe
Teprotumumab, approved by the U.S. FDA and by Japan’s MHLW under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. It is the first and only medicine approved in the U.S. and in Japan for the treatment of TED. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche. Development and commercialization of the product was subsequently conducted by Horizon Therapeutics plc (Horizon) under a sublicense from Roche. In October 2023, Amgen completed its acquisition of Horizon, including the rights to all commercialization and development of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales (as defined) of TEPEZZA. Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA.

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RYBREVANT (amivantamab) – First regulatory approvals for a DuoBody-based medicine
•Part of Genmab and J&J DuoBody research and license agreement
•First approved medicine created using Genmab’s proprietary DuoBody technology
•Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties on net sales of RYBREVANT
In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, J&J’s amivantamab, is a fully human bispecific antibody that targets EGFR and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with J&J, the antibody pair used to create amivantamab was co-discovered. Amivantamab, marketed as RYBREVANT, is approved in certain territories for the treatment of certain adult patients with NSCLC. J&J is responsible for the development and commercialization of amivantamab. Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties between 8% and 10% on net sales of RYBREVANT subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Genmab pays a royalty to Medarex based on RYBREVANT net sales. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.
TECVAYLI (teclistamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma
•Part of Genmab and J&J DuoBody research and license agreement
•Second approved medicine created using Genmab’s proprietary DuoBody technology
•Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties on net sales of TECVAYLI
In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by J&J is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells, and B-cell maturation antigen (BCMA), which is expressed in mature B lymphocytes. Teclistamab, marketed as TECVAYLI, is approved in certain territories for the treatment of certain adult patients with relapsed or refractory multiple myeloma. J&J is responsible for the development and commercialization of TECVAYLI. Under our agreement with J&J, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TECVAYLI subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TECVAYLI for the labeled indication and safety information.
TALVEY (talquetamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma
•Part of Genmab and J&J DuoBody research and license agreement
•Fourth approved medicine created using Genmab’s proprietary DuoBody technology
•Under the agreement with J&J, Genmab is eligible to receive milestones and royalties on net sales of TALVEY
In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by J&J is talquetamab, a bispecific antibody that targets CD3, which is expressed on T-cells, and G protein-coupled receptor, family C, group 5, member D (GPRC5D), an orphan receptor expressed in malignant plasma cells. Talquetamab, marketed as TALVEY, is approved in certain territories for the treatment of certain adult patients with relapsed or refractory multiple myeloma. J&J is responsible for the

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development and commercialization of TALVEY. Under our agreement with J&J, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TALVEY subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TALVEY for the labeled indication and safety information.
SIGNIFICANT RISKS AND UNCERTAINTIES
As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization, and financial activities.
Genmab is exposed to increasing risks related to evolving trade policies, including tariffs and other trade restrictions, which may increase costs or create regulatory uncertainty in key markets. In addition, changes made at the U.S. FDA may lead to delays in regulatory reviews, which could impact the timing of clinical milestones and product launches.
For further information about risks and uncertainties that Genmab faces, refer to the 2024 Annual Report filed with the Nasdaq Copenhagen and the Form 20-F filed with the U.S. SEC, both of which were filed in February 2025. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of these reports. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations.

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FINANCIAL REVIEW
The interim report is prepared on a consolidated basis for Genmab A/S (parent company) and its subsidiaries. Management has determined it is appropriate to change both the functional currency of the Genmab A/S legal entity and the presentation currency of the condensed consolidated financial statements from DKK to USD effective January 1, 2025. The change in functional currency was triggered by the commercialization of EPKINLY and was made to reflect that USD has become the predominant currency of the Genmab A/S legal entity. The change has been implemented with prospective effect. The change in presentation currency is applied retrospectively and was made to better reflect the Company’s financial position. Comparative figures for prior periods have been restated accordingly. The symbol “$” is used throughout this interim report to refer to the U.S. dollar. The Genmab consolidated Group is referenced herein as “Genmab” or the “Company.”
(In all accompanying tables, amounts of dollars are expressed in millions, except per share amounts, unless otherwise noted)
Revenue
Genmab’s revenue was $715 million for the first three months of 2025 compared to $603 million for the first three months of 2024. The increase of $112 million, or 19%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, respectively, and increased EPKINLY net product sales, partly offset by milestones achieved under our collaboration with AbbVie in the first three months of 2024.

	Three Months Ended March 31,
	2025	2024
Royalties	$589	$452
Reimbursement revenue	23	40
Milestone revenue	12	50
Collaboration revenue	16	14
Net product sales	75	47
Total revenue	$715	$603
Royalties
Royalty revenue amounted to $589 million in the first three months of 2025 compared to $452 million in the first three months of 2024. The increase of $137 million, or 30%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our daratumumab collaboration with J&J and ofatumumab collaboration with Novartis. The table below summarizes Genmab’s royalty revenue by product.

	Three Months Ended March 31,
	2025	2024
DARZALEX	$450	$347
Kesimpta	90	64
TEPEZZA	25	26
Other	24	15
Total royalties	$589	$452
J&J’s next sales of DARZALEX were $3,237 million in the first three months of 2025 compared to $2,692 million in the first three months of 2024. The increase of $545 million, or 20%, was driven by market share gains in all regions. Royalty revenue on net sales of DARZALEX was $450 million in the first three months of 2025

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compared to $347 million in the first three months of 2024, an increase of $103 million. The percentage increase in royalties of 30% is higher than the percentage increase in the underlying net sales primarily due to a higher effective royalty rate.
Novartis’ net sales of Kesimpta were $899 million in the first three months of 2025 compared to $637 million in the first three months of 2024. The increase of $262 million, or 41%, was primarily driven by increased demand and strong access. Royalty revenue on net sales of Kesimpta was $90 million in the first three months of 2025 compared to $64 million in the first three months of 2024, an increase of $26 million, or 41%.
Amgen’s net sales of TEPEZZA were $381 million in the first three months of 2025 compared to $424 million in the first three months of 2024. Royalty revenue on net sales of TEPEZZA was $25 million in the first three months of 2025 compared to $26 million in the first three months of 2024, a decrease of $1 million, or 4%. Other royalties consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY. These royalties were not material for the first three months of 2025 or 2024.
Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contractual arrangement related to annual Currency Hedge Rate, Genmab’s share of J&J’s royalty payments to Halozyme in connection with SC product net sales and the level of royalty deductions on net sales in countries and territories where there is no patent protection.
Reimbursement Revenue
Reimbursement revenue amounted to $23 million in the three months of 2025 compared to $40 million in the first three months of 2024. The decrease of $17 million, or 43%, was primarily driven by Genmab assuming full control of development, as well as future commercialization, of the acasunlimab program and relevant patent protection, effective in the second half of 2024.
Milestone Revenue
Milestone revenue was $12 million in the first three months of 2025 compared to $50 million in the first three months of 2024, a decrease of $38 million, or 76%, primarily driven by an AbbVie milestone achieved in the first three months of 2024 related to the U.S. FDA granting Priority Review for the sBLA for EPKINLY for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy.
Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.
Collaboration Revenue
Collaboration revenue was $16 million in the first three months of 2025 compared to $14 million in the first three months of 2024, an increase of $2 million, or 14%, primarily driven by an increase in net sales of Tivdak.
Net Product Sales
Global net sales of EPKINLY/TEPKINLY were $90 million in the first three months of 2025 compared to $52 million in the first three months of 2024, an increase of $38 million or 73%, driven by strong growth in 3L+ DLBCL and the expansion to address a second indication, 3L+ FL, which was approved in June 2024. Net product sales in the U.S. and Japan by Genmab were $75 million in the first three months of 2025 compared to $47 million in the first three months of 2024. EPKINLY was approved in the U.S. in May 2023 and in Japan in September 2023.
Net sales of TEPKINLY in territories where Genmab receives royalty revenue were $15 million in the first three months of 2025 compared to $5 million in the first three months of 2024.
Refer to Financial Statement Note 2 in this interim report for further details about revenue.

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Cost of Product Sales
Genmab recognized cost of product sales of $42 million in the first three months of 2025 compared to $27 million in the first three months of 2024. Cost of product sales related to EPKINLY sales is primarily comprised of profit-sharing amounts payable to AbbVie of $35 million as well as product costs.
Research and Development Expenses
Research and development expenses amounted to $359 million in the first three months of 2025 compared to $335 million in the first three months of 2024. The increase of $24 million, or 7%, was driven by the addition of ProfoundBio related research and development expenses, primarily Rina-S, and the increase in team members to support the continued expansion of our product portfolio. The acquisition of ProfoundBio occurred in the second quarter of 2024 and therefore there were no ProfoundBio related research and development expenses during the first three months of 2024.
Research and development expenses accounted for 74% of total research and development expenses & selling, general and administrative expenses in the first three months of 2025 compared to 73% in the first three months of 2024.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $126 million in the first three months of 2025 compared to $125 million in the first three months of 2024. The increase of $1 million, or 1%, was driven by the expansion of Genmab’s commercialization capabilities. Selling, General and Administration expense growth has remained relatively consistent with prior year as a result of Genmab’s continuing focus on driving efficiency. We continue to increase team members and commercial support in a strategic manner.
Selling, general and administrative expenses accounted for 26% of total research and development expenses & selling, general and administrative expenses in the first three months of 2025 compared to 27% for the first three months of 2024.
Operating Profit
Operating profit was $188 million in the first three months of 2025 compared to $116 million in the first three months of 2024.
Net Financial Items
Financial income and expense was comprised of the following:

	Three Months Ended March 31,
	2025	2024
Interest and other financial income	$33	$46
Gain on marketable securities	26	69
Foreign exchange rate gain	42	53
Total financial income	$101	$168

Interest and other financial expenses	$(5)	$(4)
Loss on marketable securities	(7)	(23)
Loss on other investments, net	(2)	(1)
Foreign exchange rate loss	(31)	(7)
Total financial expenses	$(45)	$(35)
Net financial items	$56	$133

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Interest Income
Interest income was $33 million in the first three months of 2025 compared to $46 million in the first three months of 2024. The decrease of $13 million was primarily driven by lower average cash and cash equivalents and marketable securities as a result of the ProfoundBio acquisition in the second quarter of 2024, as well as lower interest rates on USD denominated marketable securities in the first three months of 2025 compared to the first three months of 2024.
Gain on Marketable Securities, net
Gain on marketable securities, net, which includes foreign exchange rate movements on marketable securities, was $19 million in the first three months of 2025 compared to $46 million in the first three months of 2024. The decrease in gain on marketable securities, net is primarily driven by the change in functional currency of Genmab A/S on January 1, 2025. As the majority of the investment portfolio is denominated in USD, those securities are no longer impacted by foreign exchange rate fluctuations included in the gain on marketable securities, net.
Foreign Exchange Rate Gain, net
Foreign exchange rate gain, net, which excludes foreign exchange rate movements on marketable securities, was $11 million in the first three months of 2025 compared to foreign exchange rate gain, net of $46 million in the first three months of 2024. The decrease in foreign exchange rate gain, net is primarily driven by a lower foreign exchange rate impact due to the change in functional currency of Genmab A/S from DKK to USD on January 1, 2025.
Refer to Financial Statement Note 1 and Note 5 in this interim report for further details about the net financial items.
Corporate Tax
Corporate tax expense for the first three months of 2025 was $49 million compared to $57 million for the first three months of 2024. The decrease in corporate tax expense is primarily the result of Genmab’s lower net profit before tax and a decrease in the estimated annual effective tax rate in the first three months of 2025 to 20.3% from 22.8% in the first three months of 2024.
Net Profit
Net profit for the first three months of 2025 was $195 million compared to $192 million in the first three months of 2024. The increase was driven by the items described above.
Liquidity and Capital Resources

	March 31, 2025	December 31, 2024
Marketable securities	$1,607	$1,574
Cash and cash equivalents	$1,619	$1,380
Shareholders' equity	$5,296	$5,137

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	Three Months Ended March 31,
	2025	2024	Change
Cash provided by operating activities	$287	$219	$68
Cash (used in) investing activities	$(43)	$(210)	$167
Cash (used in) financing activities	$(13)	$(85)	$72
Increase (decrease) in cash and cash equivalents	$231	$(76)	$307

Exchange Rate adjustments	$8	$(1)	$9
Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. The $68 million increase in net cash provided by operating activities is primarily driven by an increase in operating profit of $72 million and an improvement in receivables which was largely attributable to higher royalty-related receivables as of year end 2024 compared to 2023, with the corresponding cash collections occurring during the first three months of 2025 and 2024. These increases were partly offset by a $75 million decrease in changes in other payables, in part due to the timing of share repurchases, and a $13 million reduction in interest received.
Net cash used in investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible and intangible assets. The $167 million decrease in net cash used in investing activities is primarily driven by the purchases of marketable securities exceeding the sales and maturities to a greater extent in the first three months of 2024 compared to first three months of 2025.
Net cash used in financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The $72 million decrease in net cash used in financing activities between the periods is primarily driven by $79 million increased cash paid for the purchase of treasury shares during the first three months of 2024 compared to the first three months of 2025 due to the timing of share repurchases. This decrease was partly offset by lower proceeds from the exercise of warrants of $8 million, with $1 million received in the first three months of 2025 as compared to $9 million in the first three months of 2024.
Genmab’s USD denominated marketable securities represented 77% of Genmab’s total marketable securities as of March 31, 2025, compared to 76% as of December 31, 2024.
Cash and cash equivalents included short-term marketable securities of $80 million as of March 31, 2025, compared to $11 million as of December 31, 2024. In accordance with our accounting policy, securities purchased with a maturity of less than ninety days at the date of acquisition are classified as cash and cash equivalents.
Refer to Note 4 - Financial Instruments in this interim report for further details about our marketable securities.
Balance Sheet
As of March 31, 2025, total assets were $6,586 million compared to $6,414 million on December 31, 2024. As of March 31, 2025, assets were mainly comprised of $355 million of goodwill and $1,756 million of other intangible assets, primarily made up of assets acquired in the ProfoundBio acquisition, marketable securities of $1,607 million, current receivables of $799 million, cash and cash equivalents of $1,619 million. The current receivables consist primarily of amounts related to royalties from our collaboration agreements.
As of March 31, 2025, total liabilities were $1,290 million compared to $1,277 million on December 31, 2024. The increase in total liabilities of $13 million was primarily driven by an increase in current other payables of $18

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million, primarily related to accruals related to the expansion of our product pipeline, partially offset by a decrease of $10 million in corporate taxes payable primarily due to Genmab’s net profit before tax.
Shareholders’ equity as of March 31, 2025, was $5,296 million compared to $5,137 million on December 31, 2024. The increase of $159 million, or 3%, was primarily driven by Genmab’s net profit for the period and share-based compensation expenses, partly offset by the purchase of treasury shares. Genmab’s equity ratio remained consistent at 80% as of both March 31, 2025 and December 31, 2024.
Team Members
As of March 31, 2025, the total number of team members was 2,638 compared to 2,286 as of March 31, 2024. The increase was primarily driven by the continued expansion of our product portfolio, as well as the investment in the expansion of Genmab’s commercialization capabilities, including continued support for EPKINLY in the U.S. and Japan post launch activities, and broader organizational capabilities and the acquisition of ProfoundBio, which occurred during the second quarter of 2024.

	Three Months Ended March 31,
Team Members	2025	2024
Research and development team members	1,837	1,601
Selling, general and administrative team members	801	685
Total team members	2,638	2,286
Legal Matters
Chugai Patent Infringement Complaint
In 2024, Chugai filed a lawsuit in the Tokyo District Court, Japan against AbbVie’s and Genmab’s subsidiaries in Japan asserting that their activities with EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai, JP6278598 and JP6773929. Chugai is claiming damages and injunctive relief.
Genmab and AbbVie believe that the two Japanese patents are invalid and not infringed and are vigorously defending against the lawsuit, and thus no provision has been recorded related to this matter.
AbbVie Rina-S Trade Secret Complaint
During the first quarter of 2025, AbbVie filed a complaint in the U.S. District Court for the Western District of Washington (Seattle) naming Genmab A/S; ProfoundBio US Co.; ProfoundBio (Suzhou) Co., Ltd.; and former AbbVie employees as defendants. AbbVie alleges that the defendants have misappropriated AbbVie’s alleged trade secrets relating to the use of disaccharides to improve the hydrophilicity of drug-linkers in ADCs in connection with Rina-S and other ADC pipeline products of ProfoundBio. AbbVie is seeking damages and broad injunctive reliefs. AbbVie is not asserting or enforcing any patent rights against the defendants, and to Genmab’s knowledge, AbbVie has not pursued any development of products incorporating their alleged trade secrets.
Genmab categorically refutes these allegations and will vigorously defend the company against AbbVie’s claims, and thus no provision has been recorded related to this matter.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 21/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three Months Ended March 31,
(USD million)	Note	2025	2024* Restated
Revenue	2	$715	$603

Cost of product sales		(42)	(27)
Research and development expenses		(359)	(335)
Selling, general and administrative expenses		(126)	(125)
Total costs and operating expenses		$(527)	$(487)

Operating profit		$188	$116

Financial income	5	101	168
Financial expenses	5	(45)	(35)

Net profit before tax		$244	$249

Corporate tax		(49)	(57)

Net profit		$195	$192

Other comprehensive income:

Amounts which may be re-classified to the income statement:
Exchange differences on translation of foreign operations		13	7

Total comprehensive income		$208	$199

Basic net profit per share		$3.06	$2.96
Diluted net profit per share		$3.05	$2.94

*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 22/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

CONDENSED CONSOLIDATED BALANCE SHEETS

		March 31, 2025	December 31, 2024* Restated
(USD million)	Note

ASSETS

Goodwill	3	$355	$355
Intangible assets	3	1,756	1,728
Property and equipment		145	137
Right-of-use assets	8	126	128
Receivables		8	7
Deferred tax assets		129	127
Other investments	4	30	32

Total non-current assets		$2,549	$2,514

Corporate tax receivable		—	14
Inventories		12	9
Receivables		799	923
Marketable securities	4	1,607	1,574
Cash and cash equivalents		1,619	1,380

Total current assets		$4,037	$3,900

Total assets		$6,586	$6,414

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		10	10
Share premium		1,962	1,961
Other reserves		(213)	(226)
Retained earnings		3,537	3,392

Total shareholders' equity		$5,296	$5,137

Lease liabilities	8	129	131
Contract liabilities	2	70	67
Deferred tax liabilities		330	330
Other payables		5	5

Total non-current liabilities		$534	$533

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 23/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

Corporate tax payable		229	239
Lease liabilities	8	14	13
Contract liabilities	2	6	3
Other payables		507	489

Total current liabilities		$756	$744

Total liabilities		$1,290	$1,277

Total shareholders' equity and liabilities		$6,586	$6,414

Share-based payments	6
Related parties	7
Contingencies	9
Subsequent events to the balance sheet date	10
*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 24/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended March 31,
(USD million)	Note	2025	2024* Restated
Net profit before tax		$244	$249

Financial income		(101)	(168)
Financial expenses		45	35
Adjustments for non-cash transactions
Share-based compensation expense	6	25	24
Depreciation		12	11
Amortization	3	4	2
Impairment charges	3	1	9
Change in operating assets and liabilities:
Receivables		124	39
Inventories		(3)	(7)
Other payables		(46)	29
Cash flows from operating activities before financial items		$305	$223

Interest received		31	44
Interest elements of lease payments	8	(2)	(1)
Corporate taxes paid		(47)	(47)
Net cash provided by operating activities		$287	$219

Investment in intangible assets	3	(18)	—
Investment in tangible assets		(12)	(4)
Marketable securities bought		(271)	(660)
Marketable securities sold		259	457
Other investments bought		(1)	(3)
Net cash (used in) investing activities		$(43)	$(210)

Warrants exercised		1	9
Principal elements of lease payments		(2)	(3)
Purchase of treasury shares	6	—	(79)
Payment of withholding taxes on behalf of employees on net settled RSUs		(12)	(12)
Net cash (used in) financing activities		$(13)	$(85)

Change in cash and cash equivalents		$231	$(76)

Cash and cash equivalents at the beginning of the period		1,380	2,204
Exchange rate adjustments		8	(1)
Cash and cash equivalents at the end of the period		$1,619	$2,127

Cash and cash equivalents include:
Bank deposits		1,539	1,997
Short-term marketable securities		80	130
Cash and cash equivalents at the end of the period		$1,619	$2,127

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 25/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 26/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY*

		Share	Share	Translation	Retained	Shareholders'
(USD million)	Note	capital	premium	reserves	earnings	equity
Balance at December 31, 2023		$10	$1,942	$(2)	$2,737	$4,687

Net profit		—	—	—	192	192
Other comprehensive income		—	—	(96)	—	(96)
Total comprehensive income		$—	$—	$(96)	$192	$96

Transactions with owners:
Exercise of warrants		—	9	—	—	9
Purchase of treasury shares		—	—	—	(91)	(91)
Share-based compensation expenses		—	—	—	24	24
Withholding taxes on behalf of employees on net settled RSUs		—	—	—	(12)	(12)

Balance at March 31, 2024		$10	$1,951	$(98)	$2,850	$4,713
		—	—	—	—	—
Balance at December 31, 2024		$10	$1,961	$(226)	$3,392	$5,137

Net profit		—	—	—	195	195
Other comprehensive income		—	—	13	—	13
Total comprehensive income		—	—	13	195	208

Transactions with owners:
Exercise of warrants	7	—	1	—	—	1
Purchase of treasury shares	7	—	—	—	(63)	(63)
Share-based compensation expenses	7	—	—	—	25	25
Withholding taxes on behalf of employees on net settled RSUs		—	—	—	(12)	(12)

Balance at March 31, 2025		$10	$1,962	$(213)	$3,537	$5,296

*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 27/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - Basis of Presentation
Accounting Policies
These interim statements of the Genmab Group (Genmab or the Company) have been prepared in accordance with IAS 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been audited by Genmab’s external auditors.
The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2024 Annual Report (Annual Report), except as noted below. A number of amended standards became applicable for the current reporting period. There was no impact to Genmab’s financial statements as a result of adopting these amended standards. These interim financial statements should be read in conjunction with the Annual Report.
Functional and Presentation Currency Change
Management has determined it is appropriate to change both the functional currency of the Genmab A/S legal entity and the presentation currency of the condensed consolidated financial statements from DKK to USD effective January 1, 2025. The change in functional currency was triggered by the commercialization of EPKINLY and was made to reflect that USD has become the predominant currency of the Genmab A/S legal entity. The change has been implemented with prospective effect. The change in presentation currency is applied retrospectively and was made to better reflect the Company’s financial position. Comparative figures for prior periods have been restated accordingly.
The condensed consolidated statements of comprehensive income and the condensed consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the condensed consolidated balance sheets, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive income. Shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions. The DKK/USD exchange rates used to reflect the change in presentation currency were as follows:

	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Average rate	0.1456	0.1443	0.1472	0.1433
Closing rate	0.1450	0.1435	0.1502	0.1400

The change in presentation currency resulted in the following impact on the December 31, 2024 condensed consolidated balance sheets:

	Previously reported in DKK		Reported in USD
	December 31, 2024	Presentation currency change	December 31, 2024
Total assets	45,811	(39,397)	6,414
Total liabilities	9,114	(7,837)	1,277
Total shareholders' equity	36,697	(31,560)	5,137

The change in presentation currency resulted in the following impact on the three months ended March 31, 2024 condensed consolidated statements of comprehensive income:

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 28/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

	Previously reported in DKK		Reported in USD
	March 31, 2024	Presentation currency change	March 31, 2024
Net profit	1,325	(1,133)	192
Comprehensive income	1,373	(1,174)	199

The change in presentation currency resulted in the following impact on the three months ended March 31, 2024 condensed consolidated statements of cash flows:

	Previously reported in DKK		Reported in USD
Cash provided by (used in):	March 31, 2024	Presentation currency change	March 31, 2024
Operating activities	1,513	(1,294)	219
Investing activities	(1,441)	1,231	(210)
Financing activities	(595)	510	(85)

The change in presentation currency resulted in the following impact on the three months ended March 31, 2024 basic and diluted earnings per share:

	Previously reported in DKK		Reported in USD
	March 31, 2024	Presentation currency change	March 31, 2024
Earnings per share - basic	20.29	(17.33)	2.96
Earnings per share - diluted	20.18	(17.24)	2.94

Information about Geographical Areas
Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates, product sales or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.
Reclassifications
In order to conform to the current period gross presentation for the first quarter of 2025, a reclassification of net $40 million has been made to the gross amounts presented for the first quarter of 2024 to move foreign exchange rate gains and losses related to marketable securities from gains and losses on foreign exchange rates to gains and losses on marketable securities. These reclassifications have no impact on the net amounts of financial items as presented in Note 5 - Financial Income and Expenses.
(In all accompanying tables, amounts of dollars expressed in millions, except per share amounts, unless otherwise noted)
Note 2 - Revenue
The table below summarizes Genmab’s revenue by type and collaboration partner, and royalties by product, under Genmab’s agreements.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 29/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

	Three Months Ended March 31,
	2025	2024
Revenue by type:
Royalties	$589	$452
Reimbursement revenue	23	40
Milestone revenue	12	50
Collaboration revenue	16	14
Net product sales	75	47
Total	$715	$603

Revenue by collaboration partner:
J&J	$481	$361
Roche	25	26
Novartis	91	64
BioNTech	19	37
Pfizer	19	17
AbbVie	3	51
Other	2	—
Total*	$640	$556

Royalties by product:
DARZALEX	$450	$347
Kesimpta	90	64
TEPEZZA	25	26
Other**	24	15
Total	$589	$452
*Excludes Genmab’s Net product sales
**Other consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY.
Net Product Sales
Genmab recognized net product sales of $75 million during the first three months of 2025 compared to $47 million in the first three months of 2024. EPKINLY was approved in the U.S. in May 2023 and Japan in September 2023.
Contract Liabilities
As part of the continued evaluation of contract liabilities related to the AbbVie Agreement, during the first three months of 2025, Genmab’s classification of contract liabilities reflects the current estimate of co-development activities as of March 31, 2025. These co-development activities are related to a performance obligation in connection with the product concepts under a research option agreement.
Refer to Note 2.1 in the Annual Report for further details regarding revenue.
Note 3 - Goodwill & Other Intangible Assets

	Goodwill	Licenses and Patents	Technology Platform	Acquired IPR&D	Total Intangible Assets

March 31, 2025

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 30/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

Cost at the beginning of the period	$355	$149	$180	$1,532	$2,216
Additions during the period	—	32	—	—	32
Effect of exchange rate adjustment	—	—	—	—	—
Cost at the end of the period	$355	$181	$180	$1,532	$2,248

Amortization and impairment losses at the beginning of the period	—	126	7	—	133
Amortization for the period	—	1	2	—	3
Impairment losses for the period	—	1	—	—	1
Amortization and impairment losses at the end of the period	—	128	9	—	137
Carrying amount at the end of the period	$355	$53	$171	$1,532	$2,111

December 31, 2024
Cost at the beginning of the year	$—	$126	$—	$—	$126
Additions during the year	341	23	174	1,481	2,019
Effect of exchange rate adjustment	14	—	6	51	71
Cost at the end of the year	$355	$149	$180	$1,532	$2,216

Amortization and impairment losses at the beginning of the year	—	112	—	—	112
Amortization for the year	—	3	7	—	10
Impairment losses for the year	—	11	—	0	11
Amortization and impairment losses at the end of the year	—	126	7	—	133
Carrying amount at the end of the year	$355	$23	$173	$1,532	$2,083

Goodwill
The carrying amount of goodwill, which relates to the acquisition of ProfoundBio during the second quarter of 2024, was $355 million as of both March 31, 2025 and December 31, 2024.
Other Intangible Assets
The increase in the gross carrying value of other intangible assets during the first three months of 2025 was due to the addition of $32 million of licenses and patents.
Amortization expense was $4 million and $2 million for the first three months of 2025 and 2024 respectively, which was recorded in Research and development expenses in the Condensed Consolidated Statements of Comprehensive Income.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 31/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

Note 4 - Financial Instruments
Genmab’s portfolio is spread over a number of different securities with a focus on liquidity and the preservation of capital. Genmab’s marketable securities in USD, DKK, EUR, and GBP as a percentage of total marketable securities were as follows:

	March 31, 2025	December 31, 2024
Percent

USD	77%	76%
DKK	14%	15%
EUR	8%	8%
GBP	1%	1%
Total	100%	100%
As of March 31, 2025, 70% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated compared to 71% as of December 31, 2024.
The table below shows the fair value measurements by level for Genmab’s financial assets measured at fair value through profit or loss:

	March 31, 2025				December 31, 2024
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	1,607	—	—	1,607	1,574	—	—	1,574
Other investments	4	2	24	30	5	2	25	32

Marketable Securities
All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for Genmab’s marketable securities (Level 1).
Other Investments
Other investments primarily consist of investments in certain strategic investment funds. Genmab’s share of the fair value of these fund investments is determined based on the valuation of the underlying investments included in the fund. Investments in publicly traded equity securities included in these strategic investment funds are valued based at the most recent sale price or official closing price reported on the exchange or over-the-counter market on which they trade, while investments in non-publicly traded equity securities are based on other factors, including but not limited to, type of the security, the size of the holding, the initial cost of the security, the price and extent of public trading in similar securities of the comparable companies, an analysis of the company's or issuer's financial statements and with respect to debt securities, the maturity and creditworthiness. As such, these fund investments have been characterized as Level 3 investments as fair values are not entirely based on observable market data.

Refer to Note 4.3 and Note 4.4 in the Annual Report for further details regarding Genmab’s marketable securities and other investments.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 32/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

Note 5 - Financial Income and Expenses

	Three Months Ended March 31,
	2025	2024

Financial income:
Interest and other financial income	$33	$46
Gain on marketable securities	26	69
Foreign exchange rate gain	42	53

Total financial income	$101	$168

Financial expenses:
Interest and other financial expenses	$(5)	$(4)
Loss on marketable securities	(7)	(23)
Loss on other investments, net	(2)	(1)
Foreign exchange rate loss	(31)	(7)

Total financial expenses	$(45)	$(35)

Net financial items	$56	$133
Interest Income
Interest income was $33 million in the first three months of 2025 compared to $46 million in the first three months of 2024. The decrease of $13 million was primarily driven by lower average cash and cash equivalents and marketable securities as a result of the ProfoundBio acquisition in the second quarter of 2024, as well as lower interest rates on USD denominated marketable securities in the first three months of 2025 compared to the first three months of 2024.
Gain on Marketable Securities, net
Gain on marketable securities, net, which includes foreign exchange rate movements on marketable securities, was $19 million in the first three months of 2025 compared to $46 million in the first three months of 2024. The decrease in gain on marketable securities, net is primarily driven by the change in functional currency of Genmab A/S on January 1, 2025. As the majority of the investment portfolio is denominated in USD, those securities are no longer impacted by foreign exchange rate fluctuations included in the gain on marketable securities, net.
Foreign Exchange Rate Gain, net
Foreign exchange rate gain, net, which excludes foreign exchange rate movements on marketable securities, was $11 million in the first three months of 2025 compared to foreign exchange rate gain, net of $46 million in the first three months of 2024. The decrease in foreign exchange rate gain, net is primarily driven by a lower foreign exchange rate impact due to the change in functional currency of Genmab A/S from DKK to USD on January 1, 2025.
Note 6 - Share-Based Payments
Restricted Stock Unit Program
Genmab has established an RSU program (equity-settled share-based payment transactions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. RSUs granted to Executive Management are performance-based (PSUs).

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 33/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

	Three Months Ended
	March 31,
	2025	2024
RSUs granted	633,505	436,774
Weighted average fair value per RSU granted (DKK)	1,602.57	2,015.91

RSUs vested	168,850	117,107
Refer to Note 4.6 in the Annual Report for details on the RSU program.
Warrant Program
Genmab has established a warrant program (equity-settled share-based payment transactions) as an incentive for all Genmab employees.

	Three Months Ended
	March 31,
	2025	2024
Warrants granted	526,694	329,027
Weighted average exercise price per warrant granted (DKK)	1,605.64	2,014.28
Weighted average Black-Scholes fair value per warrant granted (DKK)	500.66	653.05

Warrants exercised	10,058	48,429
Weighted average exercise price on date of grant per warrant exercised (DKK)	1,138.01	1,211.78
% change in share capital - warrants exercised	0.02%	0.07%
Refer to Note 4.6 in the Annual Report for details on the warrant program.
Share-Based Compensation Expense
Share-based compensation expenses related to Genmab’s RSU and warrant programs for the first three months of 2025 were $25 million compared to $24 million for the first three months of 2024.
Share Repurchases
At Genmab’s Annual General Meeting on March 12, 2025, the Board of Directors authorized Genmab to acquire treasury shares with a total nominal value of up to 10% of the share capital in the period until and including March 11, 2030. The purchase price for the relevant shares may not deviate by more than 10% from the price quoted on Nasdaq Copenhagen A/S at the time of the acquisition. Such shares may only be acquired to the extent that the Company’s total holding of treasury shares does not at any time exceed a nominal value of 10% of the share capital. The authorization replaced existing previously provided authorizations to purchase treasury shares.
As announced on March 25, 2025, Genmab initiated a share buy-back program to reduce capital and to honor our commitments under the RSU program. During the first three months of 2025, Genmab acquired 316,630 of its own shares under the program, representing approximately 0.5% of share capital as of December 31, 2024. The total amount incurred to acquire the shares, including directly attributable costs, was $63 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the Condensed Consolidated Balance Sheets as of March 31, 2025. As

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 34/38 CVR no. 2102 3884

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of March 31, 2025, 3,765,106 shares were available for repurchase, and 2,854,618 treasury shares were held by Genmab.
As announced on February 14, 2024, and March 15, 2024, Genmab initiated two share buy-back programs. The purpose of the share buy-back program announced on February 14, 2024, was to honor Genmab’s commitments under the RSU program. The share buy-back program announced on March 15, 2024, was in support of Genmab’s capital allocation strategy. During the first three months of 2024, Genmab acquired 311,123 of its own shares, under both programs, representing approximately 0.5% of share capital as of December 31, 2023. The total amount incurred to acquire the shares, including directly attributable costs, was $91 million and was recognized as a deduction to shareholders’ equity.
Note 7 - Related Parties
Genmab’s related parties are its Board of Directors, Executive Management, and close members of the family of these persons.
Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the Executive Management.
Other than the similar remuneration relating to the Board of Directors and the Executive Management described in Note 5.1 in the Annual Report, there were no material related party transactions during the first three months of 2025.
Changes to the Executive Management and the Board of Directors
Following Genmab’s Annual General Meeting on March 12, 2025, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Elizabeth O’Farrell, Paolo Paoletti and Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period. Mijke Zachariasse, Martin Schultz and Michael Kavanagh were elected as employee-elected board members and will serve for a three-year period expiring in 2028.
Note 8 - Leases
Amounts recognized in the Condensed Consolidated Balance Sheets
The Condensed Consolidated Balance Sheets show the following amounts relating to leases:

	March 31, 2025	December 31, 2024

Right-of-use assets
Properties	$126	$128

Total right-of-use assets	$126	$128

Lease liabilities
Current	$14	$13
Non-current	129	131

Total lease liabilities	$143	$144

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 35/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

During the first three months of 2025, there were no material additions to Genmab’s right-of-use assets and lease liabilities. During the first three months of 2024, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of a lease in the U.S. with respect to office and laboratory space.
Amounts recognized in the Condensed Consolidated Statements of Comprehensive Income
The Condensed Consolidated Statements of Comprehensive Income show the following amounts relating to leases:

	Three Months Ended March 31,
	2025	2024

Depreciation charge of right-of-use assets
Properties	$4	$3

Total depreciation charge of right-of-use assets	$4	$3

Variable lease payments, short-term lease expense, lease interest expense and low-value leases are not material.
Note 9 - Contingencies
Chugai Patent Infringement Complaint
In 2024, Chugai filed a lawsuit in the Tokyo District Court, Japan against AbbVie’s and Genmab’s subsidiaries in Japan asserting that their activities with EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai, JP6278598 and JP6773929. Chugai is claiming damages and injunctive relief.
Genmab and AbbVie believe that the two Japanese patents are invalid and not infringed and are vigorously defending against the lawsuit, and thus no provision has been recorded related to this matter.
AbbVie Rina-S Trade Secret Complaint
During the first quarter of 2025, AbbVie filed a complaint in the U.S. District Court for the Western District of Washington (Seattle) naming Genmab A/S; ProfoundBio US Co.; ProfoundBio (Suzhou) Co., Ltd.; and former AbbVie employees as defendants. AbbVie alleges that the defendants have misappropriated AbbVie’s alleged trade secrets relating to the use of disaccharides to improve the hydrophilicity of drug-linkers in ADCs in connection with Rina-S and other ADC pipeline products of ProfoundBio. AbbVie is seeking damages and broad injunctive reliefs. AbbVie is not asserting or enforcing any patent rights against the defendants, and to Genmab’s knowledge, AbbVie has not pursued any development of products incorporating their alleged trade secrets.
Genmab categorically refutes these allegations and will vigorously defend the company against AbbVie’s claims, and thus no provision has been recorded related to this matter.
Note 10 - Subsequent Events to the Balance Sheet Date
No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of March 31, 2025.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 36/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

ABOUT GENMAB
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.
Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.
This Interim Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.
Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®; HexElect® and KYSO®; ProfoundBio™ and Rina-S® are trademarks of ProfoundBio, US, Co. and ProfoundBio (Suzhou) Co., Ltd. Tivdak® is a trademark of Seagen Inc.; EPCORE®, EPKINLY®, TEPKINLY® and their designs are trademarks of AbbVie Biotechnology Ltd.; Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, RYBREVANT®, TECVAYLI® and TALVEY® are trademarks of Johnson & Johnson; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 37/38 CVR no. 2102 3884

Interim Report for the First Three Months of 2025

DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT
The Board of Directors and the registered members of Executive Management have today considered and adopted the unaudited interim report of the Genmab Group for the three months ended March 31, 2025.
The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.
We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the Group.
Furthermore, we consider the Management’s Review to give a true and fair account of the development in the Group’s activities and financial affairs, results of operations and the Group’s financial position as a whole as well as a description of the significant risks and uncertainties which the Group faces, as further described in this report, our 2024 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in February 2025.
Copenhagen, 8 May 2025
Registered Members of Executive Management

Jan van de Winkel (President & CEO)	Anthony Pagano (Executive Vice President & CFO)
Board of Directors

Deirdre P. Connelly (Chair)	Pernille Erenbjerg (Deputy Chair)	Anders Gersel Pedersen

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse (Employee elected)	Michael Kavanagh (Employee elected)	Martin Schultz (Employee elected)

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 25 Page 38/38 CVR no. 2102 3884